Mail Stop 4561

      August 26, 2005


By U.S. Mail and Facsimile to (818) 591-3838

C. G. Kum
President and Chief Executive Officer
FCB Bancorp
1100 Paseo Camarillo
Camarillo, California 93010

Re:	FCB Bancorp
      Amendment No. 1 to Registration on Form S-4
      Filed August 15, 2005
	File No. 333-126401

Dear Mr. Kum:

      We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Introduction, page 3

1. Please revise this section to conform to the principles of plain
English. For example, please avoid using legalistic parentheticals.
Also please revise to avoid a legalistic or overly technical description of the transactions. We note as examples such phrases as
"pursuant to," "merge with and into," "for a moment in time."



Loans, page 39

2. We note your response to our prior comment 14. Please revise your disclosure to include a discussion of the specific risks that attach to each type of loan in your portfolio, as well as the degree of risk inherent in each type of loan relative to the other types of loans.

Background and Description of South Coast Bancorp Transaction,
page
64

3. Provide us with a full description of the details of the private placement offering, including the number of shares that will be sold in the offering, the timing of the offering, its current status, the price at which the shares are to be sold and the method used to determined the price. Tell us what exemption from registration is being claimed and the relevant facts to support the use of that exemption. Submit a copy of any offering memoranda. Give us your analysis of why the private placement should not be integrated with the present public offering. Also, tell us why the mention of the offering in the S-4 does not constitute a general solicitation.

4. Provide us with similar information regarding the issuance of the trust preferred securities.

Part II
Undertakings

5. Please include the undertaking found in Item 512(h) of Regulation
S-K.

*      *      *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.



      You may contact Paula Smith, Staff Accountant, at (202) 551-3696 or John Nolan, Accounting Branch Chief, at (202) 551-3492 if you have questions regarding accounting-related matters. Please contact
Gregory Dundas at (202) 551-3436 or me at (202) 551-3418 with any other questions.

								Sincerely,



								William Friar
								Senior Financial Analyst


cc:	Gary M. Horgan, Esq.
	Young H. Park, Esq.
	Horgan, Rosen, Beckham & Coren, L.L.P.
	23975 Park Sorrento, Suite 200
	Calabasas, California 91302

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FCB Bancorp
C.G. Kum
August 24, 2005
Page 3